Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF HEPION PHARMACEUTICALS, INC.

HEPION PHARMACEUTICALS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Hepion Pharmaceuticals, Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 15, 2013, as amended on May 25, 2018; May 28, 2019; July 18, 2019; May 10, 2023; and March 17, 2025 (the “Certificate of Incorporation”).

SECOND: ARTICLE IV, SECTION I of the Corporation’s Certificate of Incorporation shall be amended and restated in its entirety as follows:

“Section 1. Number of Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue shall be Seven Hundred Seventy Million (770,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated, “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Seven Hundred Fifty Million (750,000,000) shares of Common Stock, each share to have a par value of $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, each share to have a par value of $0.0001 per share.”

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 1st day of October, 2026.

HEPION PHARMACEUTICALS, INC.

By:	/s/ Gary Stetz
Name:	Gary Stetz
Title:	Interim CEO

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